UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31650

MINDSPEED TECHNOLOGIES, INC.

RETIREMENT SAVINGS PLAN

(Full title of the plan)

MINDSPEED TECHNOLOGIES, INC.

(Name of issuer of the securities held pursuant to the plan)

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(Address of principal executive office)

MINDSPEED TECHNOLOGIES, INC.

RETIREMENT SAVINGS PLAN

Annual Report on Form 11-K

*	Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of

Mindspeed Technologies, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2012 and December 31, 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule entitled Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

June 27, 2013

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Cash	$201,169	$191,328
Investments, at fair value	36,811,562	33,737,023

Total assets held for investment	37,012,731	33,928,351

Receivables
Employee contributions	—	111,396
Employer contributions	37,830	—
Notes receivable from participants	662,541	725,133
Other receivables	74,611	35

Total receivables	774,982	836,564
Total assets	37,787,713	34,764,915

LIABILITIES
Benefit claims payable	74,593	426
Other	37,829	—

Total liabilities	112,422	426

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	37,675,291	34,764,489
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(75,064)	(76,242)

NET ASSETS AVAILABLE FOR BENEFITS	$37,600,227	$34,688,247

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income/(loss)
Net appreciation/(depreciation) in fair value of investments	$2,928,865	$(2,841,565)
Interest and dividends	975,613	803,989

	3,904,478	(2,037,576)

Interest income on notes receivable from participants	30,809	32,972
Contributions
Participants	2,505,272	2,945,743
Company	361,613	1,126,859
Rollovers	137,535	185,295

	3,004,420	4,257,897

Total additions	6,939,707	2,253,293

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,009,755	2,825,962
Administrative expenses	17,972	18,741

Total deductions	4,027,727	2,844,703

NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	2,911,980	(591,410)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	34,688,247	35,279,657

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$37,600,227	$34,688,247

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Mindspeed Technologies, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General – The Plan became effective on July 1, 2003, and was most recently amended effective June 8, 2012. This amendment did not materially affect benefits or net assets of the Plan. The Plan is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), covering all eligible employees of Mindspeed Technologies, Inc. (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility – An employee will be permitted to participate in the Plan beginning on the first payroll payment date following his or her commencement of service as an employee. Employees are subject to automatic enrollment provisions under the Plan. Unless a new employee waives enrollment, he or she is enrolled with a four percent (4%) deferral election.

Contributions – Participant contributions to the Plan are based upon a percentage of base compensation as designated by each participant. Participants may contribute a percentage of their base compensation on a pre-tax or post-tax basis, or a combination of both, up to a maximum of fifty percent (50%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are deposited with the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are invested based on each participant’s election of one or more of several investment funds.

The Company may make discretionary matching contributions up to one hundred percent (100%) on the first four percent (4%) of base compensation that an employee contributes each pay period. The Company’s matching contributions can be made in the form of common stock of the Company or in cash, or in any combination of the two. Company matching contributions are deposited with the Plan after each pay period. The Company made no matching contributions from January to July 2012. From August to December 2012, the Company’s matching contribution was valued at $361,613 and was made in the form of shares of the Company’s common stock. The Company’s matching cash contributions for the year ended December 31, 2011 was $1,126,859 and consisted solely of cash. From January 1, 2011 and through July 2011, the matching cash contributions were used to purchase shares of common stock of the Company that were then deposited into the participants’ accounts. From July 2011 through early December 2011, employees could elect to invest Company contributions in any of the investment options available for employee contributions.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution; and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of matching contributions are based on the amount of the participant’s eligible participant contributions. Allocations of earnings are based on a participant’s account balances. Depending on the nature of the expenses, expenses are allocated evenly across all eligible accounts or based on a participant’s account balance, as determined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan participants may choose among various investment options, as more fully described in the information package provided to eligible employees by the Company. Participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on a post-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. Distributions from the Roth 401(k) account are free from income tax as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age fifty-nine and one half (59 1/2).

Vesting – Participants are fully vested in all contributions and earnings on contributions.

Forfeitures – Participants are fully vested in their accounts upon entry to the Plan, therefore, the Plan does not allow for forfeitures.

Administrative Expenses – The Company absorbs significant costs of the Plan. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.

Payment of Benefits – Plan benefits are distributed in a lump sum or installments.

Active participants may withdraw the pre-tax portion of their account in a lump sum in the event of undue financial hardship or part or all of their account upon attainment of age fifty-nine and one half (59 1/2) in accordance with the terms of the Plan.

Notes Receivable from Participants – Participants may generally borrow an amount not exceeding the lesser of: (a) fifty percent (50%) of their account balance; and (b) $50,000 less the highest loan balance outstanding in the previous twelve months. The loans are collateralized by the participant’s vested interest in the Plan.

Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Non-Discrimination Testing for Employee and Employer Contributions – The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions that are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Notes receivable from participants are valued at their outstanding balances which approximate fair value.

The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. As provided in the American Institute of Public Accounting (AICPA) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), an investment contract is generally adjusted to contract value, from fair value, to the extent it is fully benefit-responsive. The investments in the fully benefit-responsive investment contracts have been adjusted to contract value, which is equal to principal balance plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements – In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. Adoption of these provisions did not have a material impact on the Plan’s financial statements.

NOTE 2 – INVESTMENTS

The following table presents the fair values of assets held for investment as of the dates indicated. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2012 or 2011 are separately identified:

	December 31,
	2012		2011
PARTICIPANT DIRECTED INVESTMENTS
Common/collective trust:
Fully benefit-responsive investment contract:
Fidelity Managed Income Portfolio Trust	$2,623,019	*	$3,091,253	*

Mutual funds:
Spartan U.S. Equity Index Fund	—	*	2,372,647	*
Baron Growth Fund	2,576,029	*	2,413,901	*
Fidelity U.S. Bond Index Fund	—	*	2,095,982	*
Fidelity Low-Priced Stock Fund	2,313,387	*	1,884,401	*
Fidelity Growth Company	2,225,326	*	1,810,864	*
Harbor International Investment Fund	1,860,278	*	1,683,473	*
Brown Mid Cap Institutional Fund	1,897,529	*	1,835,075	*
Spartan US Bond Index	2,559,375	*	—	*
Spartan 500 Index	2,949,847	*	—	*
Other	12,539,558		11,507,507

Total mutual funds	28,921,329		25,603,850

Mindspeed Technologies, Inc. common stock fund	5,267,214	*	5,041,920	*

Interest bearing cash	201,169		191,328

	$37,012,731		$33,928,351

*	Represents 5% or more of the Plan’s net assets

A summary of the change in fair value of the Plan’s investments is as follows:

	Years Ended December 31,
	2012	2011
Mindspeed Technologies, Inc. common stock fund	$413,926	$(2,091,703)
Common/collective trust	34,736	34,012
Mutual funds	2,480,203	(783,874)

	$2,928,865	$(2,841,565)

The Plan invests in a fully benefit-responsive investment contract through the Fidelity Managed Income Portfolio Trust. The average yield earned on this investment contract for the years ended December 31, 2012 and 2011 was 1.7% and 1.9%, respectively. The average yield credited to plan participants on this investment contract for the years ended December 31, 2012 and 2011 was 1.1% and 1.4%, respectively.

NOTE 3 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always fully vested in their accounts.

NOTE 4 – TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 16, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Effective August 1, 2010, the Plan adopted a Volume Submitter Defined Contribution Plan (Volume Submitter Plan) which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008, stating that the Volume Submitter Plan, as then designed, qualifies under Section 401(a) of the IRC. The Plan has not received a determination letter specific to the Plan itself; however, the Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of participation in a common/collective trust managed by Fidelity Investments. Fidelity Management Trust Company is the Plan trustee and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. The Plan also holds investments in the common stock of the Plan Sponsor. These transactions also qualify as party-in-interest transactions for which a statutory exemption exists.

NOTE 7 – FAIR VALUE MEASUREMENTS

Plan assets are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is used to prioritize the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Mindspeed Technologies Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by Fidelity. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trusts:

These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. The Plan had no level 3 investments at December 31, 2012 and 2011.

The following table represents financial assets that we measure at fair value on a recurring basis. We have classified these assets in accordance with the fair value hierarchy set forth in Accounting Standards Codification 820:

December 31, 2012	Level 1	Level 2	Total
Mutual funds
Blended funds	$7,998,178	$—	$7,998,178
Large cap	6,727,327		6,727,327
International	3,217,370		3,217,370
Mid cap	4,486,104		4,486,104
Bond funds	3,916,321		3,916,321
Small cap	2,576,029		2,576,029
Mindspeed Technologies Common Stock Fund	5,267,214		5,267,214
Collective trusts	—	2,623,019	2,623,019

Investments, at fair value	$34,188,543	$2,623,019	$36,811,562

December 31, 2011	Level 1	Level 2	Total
Mutual funds
Blended funds	$7,165,655	$—	$7,165,655
Large cap	5,594,723	—	5,594,723
International	3,276,118	—	3,276,118
Mid cap	3,925,063	—	3,925,063
Bond funds	3,228,390	—	3,228,390
Small cap	2,413,901	—	2,413,901
Mindspeed Technologies Common Stock Fund	5,041,920		5,041,920
Collective trusts	—	3,091,253	3,091,253

Investments, at fair value	$30,645,770	$3,091,253	$33,737,023

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2012
Net assets available for benefits per the financial statements	$37,600,227
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	75,064

Net assets available for benefits per the Form 5500	$37,675,291

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31,
2012
Total investment income per the financial statements	$3,904,478
Add: Interest income on notes receivable from participants	30,809
Less: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,178)

Total investment income per the Form 5500	$3,934,109

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2012

FEIN: 01-0616769

PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Fidelity Investments	Interest bearing cash	*	*	$201,169
*	Fidelity Investments	Fidelity Fund	*	*	463,249
*	Fidelity Investments	Fidelity Growth Company Fund	*	*	2,225,326
*	Fidelity Investments	Fidelity OTC Portfolio Fund	*	*	684,336
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	*	*	2,313,387
*	Fidelity Investments	Fidelity Freedom Income Fund	*	*	589,062
*	Fidelity Investments	Fidelity Freedom 2000 Fund	*	*	188,089
*	Fidelity Investments	Fidelity Freedom 2005 Fund	*	*	139,760
*	Fidelity Investments	Fidelity Freedom 2010 Fund	*	*	281,845
*	Fidelity Investments	Fidelity Freedom 2015 Fund	*	*	787,542
*	Fidelity Investments	Fidelity Freedom 2020 Fund	*	*	1,435,967
*	Fidelity Investments	Fidelity Freedom 2025 Fund	*	*	1,329,158
*	Fidelity Investments	Fidelity Freedom 2030 Fund	*	*	1,064,037
*	Fidelity Investments	Fidelity Freedom 2035 Fund	*	*	1,347,506
*	Fidelity Investments	Fidelity Freedom 2040 Fund	*	*	519,552
*	Fidelity Investments	Fidelity Freedom 2045 Fund	*	*	151,546
*	Fidelity Investments	Fidelity Freedom 2050 Fund	*	*	162,491
*	Fidelity Investments	Fidelity Freedom 2055 Fund	*	*	1,624
*	Fidelity Investments	Fidelity Intermediate Government Income Fund	*	*	1,356,945
*	Fidelity Investments	Fidelity Managed Income Portfolio Trust	*	*	2,623,019
*	Fidelity Investments	Spartan US Bond Index	*	*	2,559,375
*	Fidelity Investments	Spartan 500 Index	*	*	2,949,847
	Dimensional Fund Advisors	Emerging Markets Value Portfolio	*	*	1,201,051
	First Eagle	Overseas Fund	*	*	156,041
	Oakmark	Equity & Income Fund	*	*	141,994
	Harbor Funds	International Investment Fund	*	*	1,860,278
	Brown Funds	Mid Cap Institutional Fund	*	*	1,897,529
	Baron Capital Group	Baron Growth Fund	*	*	2,576,029
	Virtus	Virtus Mid-Cap Value Fund Class A	*	*	133,194
	Van Kampen	Van Kampen Growth & Income Fund Class A	*	*	404,569
*	Mindspeed Technologies, Inc.	Common stock fund, shares	*	*	5,267,214

	Total investments, at fair value				$37,012,731

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	$—		$662,541

*	Party-in-interest for which a statutory exception exists
**	Historical cost information is not required for participant directed investment funds

See Independent Registered Public Accounting Firm’s Report and the accompanying notes to financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

	By	MINDSPEED TECHNOLOGIES, INC., PLAN
SPONSOR

Date: June 27, 2013	By	/s/ ALLISON K. MUSETICH
Allison K. Musetich
Senior Vice President, Human Resources, of Mindspeed Technologies, Inc.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm